SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 27, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG Media Relations Tel. +41-44-234 85 00 www.ubs.com 27 February 2008
Media release
Extraordinary General Meeting of UBS AG
At the Extraordinary General Meeting on 27 February 2008, the shareholders of UBS AG approved the proposal by the Board of Directors to create conditional share capital for the issuance of mandatory convertible notes. They also approved the Board of Directors’ proposal to replace the cash dividend with a stock dividend. The special audit proposed by Ethos and Pictet Funds S.A. into UBS AG’s exposure to the US mortgage market failed to gain an absolute majority. 6,454 shareholders attended the Extraordinary General Meeting, representing 710,145,376 votes.
Zurich/Basel, 27 February 2008 — At the Extraordinary General Meeting on 27 February 2008 in Basel, the shareholders of UBS AG approved the issuance of mandatory convertible notes and the distribution of a stock dividend. Both measures are key components of the program announced on 10 December 2007 to strengthen UBS AG’s capital base.
Capital increase for the issuance of mandatory convertible notes
UBS shareholders approved the creation of conditional share capital for the issuance of mandatory convertible notes with a value of CHF 13 billion to the Government of Singapore Investment Corporation Pte. Ltd. and an investor from the Middle East. The proposal received 87.18% of the votes cast. The minimum conversion price is CHF 51.48 and the maximum conversion price has been set at 117% of that figure, namely CHF 60.23.
Marcel Ospel, Chairman of the UBS Board of Directors, thanked shareholders for their trust and their far-sighted decision, and described the capital increase as a “correct and important step in securing the future development of UBS.”
Stock dividend for 2007
UBS shareholders will receive a stock dividend in the form of bonus shares rather than a cash dividend for 2007. They voted in favor of the Board of Directors’ proposal for the creation of authorized capital, which received 95.16% of the votes cast. This will result in a CHF 4.4 billion increase in Tier 1 capital.

Media Relations 27 February 2008 Page 2 of 2
No special audit by a court-appointed expert
UBS shareholders rejected the proposal to conduct a special audit into the effects of the dislocations in the US mortgage market on UBS AG and the root causes of UBS AG’s large exposure in this area. The proposal by Ethos and Pictet Funds S.A. received 44.49% of the votes cast, with shareholders accepting the Board of Directors’ motion to reject it. UBS AG had previously responded publicly to the request by Ethos and Pictet Funds S.A. for information on the effects on its business of the turbulence in the US mortgage market. The Board of Directors fully supports a further clarification of the effects of the US mortgage crisis on UBS AG and the root causes of UBS AG’s large exposure in this area. An investigation by the Swiss Federal Banking Commission (SFBC) has been under way for some weeks now.
Further information and the speech by Marcel Ospel can be found on the Internet at www.ubs.com/egm.
UBS
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the leading global wealth manager, a leading global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 38% of its employees working in the Americas, 33% in Switzerland, 17% in the rest of Europe and 12% in Asia Pacific. UBS’s financial businesses employ more than 80,000 people around the world. Its shares are listed on the Swiss Stock Exchange (SWX), the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

INCORPORATION BY REFERENCE
          This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to —03; 333-46216; 333-46216-01 and —02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to —04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

	By:	/s/ Niall O'Toole
		Name:	Niall O’Toole
Date: February 27, 2008		Title:	Executive Director